Exhibit 1.05

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

CDC Games Reports Significant Improvement In Yulgang Metrics After Launch of New Update

SHANGHAI, ATLANTA, — June 11, 2009 -— CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that it has seen a sustained improvement in several operating metrics for Yulgang, including average daily revenue, since the launch more than two months ago of Yulgang 3.0, the latest update of its popular free-to-play massively multiplayer online role playing game (MMORPG) in China.

After the release of the update, called “Nan Lin Feng Yun,” on March 27, 2009, overall metrics for Yulgang have steadily increased. In the second quarter to date this year, average daily revenue increased approximately 45 percent compared to the same period in the first quarter of 2009.

The new update features a new map system, 16 new monsters, a new profession and battlefield, as well as new virtual merchandise. Yulgang is a MMORPG developed by MGame in South Korea and is based on a Korean martial arts comic known by the same name. There are two factions in Yulgang: The Order, and Chaos. Both factions have their own stories and backgrounds along with unique characters to differentiate the factions.

“We are pleased to see that Yulgang continues to maintain its status as one of the top games in China as gamers have steadily returned to Yulgang since the launch of this new update,” said Monish Bahl, CFO of CDC Games. “With more than 78 million registered users, Yulgang continues to be the most successful game in our portfolio, which we are continuing to diversify. We are also planning another update to Yulgang, which we expect to release in the second half of this year and hope to see a continuation of this upward trend in our metrics.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is a market leader in online and mobile games in China with more than 160 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China that include: Digimon RPG, Special Force, Yulgang, Shaiya, Lunia, and Eve Online. For more information on CDC Games, visit:

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about the market acceptance of the Yulgang 3.0, our beliefs regarding our ability to continue with momentum in the popularity of our games, including Yulgang and their associated metrics, our expectations regarding the success of Yulgang 3.0, our beliefs regarding the factors supporting the anticipated success of Yulgang 3.0, our beliefs regarding the appeal, preferences and player acceptance of Yulgang 3.0, our ability and intent to launch additional titles and expansion packs in the future and to further diversify our games portfolio, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Past performance is not indicative of future results. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to develop and market successfully Shaiya and other games and expansions; (c) the future growth of the online games industry in China; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) and the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.